Exhibit 12.1

ANTERO MIDSTREAM PARTNERS LP

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

	Year Ended December 31,									Three Months Ended March
	2012 (3)	2013 (3)		2014 (3)		2015 (3)		2016 (2)		31, 2017 (2)
Pre-tax income (loss) from continuing operations	$(4,715)	$2,015		$127,875		$159,105		$236,703		$75,091
Fixed charges	$8	$164		$6,183		$8,478		$24,140		$8,989
Total adjusted earnings available for payment of fixed charges	$(4,707)	$2,179		$134,058		$167,583		$260,843		$84,080
Fixed charges
Interest expense, including amortization of debt-related expenses	$8	$164		$6,183		$8,158		$21,893		$8,836
Rental expense representative of interest factor	$—	$—		$—		$320		$2,247		$153
Total fixed charges	$8	$164		$6,183		$8,478		$24,140		$8,989
Ratio of earnings to fixed charges	NA (1)	13.29	X	21.68	X	19.77	X	10.81	X	9.35	X

(1)	Earnings are deficient to cover fixed charges by $4,715.
(2)	Ratio represents our activity.
(3)	Ratio includes our predecessors’ activity.